Exhibit 99.1

Focus Media Reports Fourth Quarter and Full Year 2005 Results
Fourth Quarter Revenue Grew 109.1% Year-over-year and 26.4% Quarter-over-quarter

SHANGHAI, China, March 7, 2006 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

Highlights for the fourth quarter 2005:

●	Total revenues grew 109.1% year-over-year and 26.4% quarter-over-quarter to $24.6 million

● Advertising service revenue grew 117.0% year-over-year and 25.9% quarter-over-quarter to $24.1 million on the continued strength in our commercial location network and in-store network. Our in-store network, contributed 13.8% of total advertising revenue in the fourth quarter 2005 compared to 9.5% of total advertising revenue in the previous quarter

● Net income for the quarter was $9.4 million, compared to a loss of $1.3 million in the three months ended December 31, 2004, growing by 32.2% quarter-over-quarter. Net income excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $9.6 million.

● Commercial location network

■ Advertising service revenue from our commercial location network grew 87.1% year-over-year and 19.9% quarter-over-quarter to $20.7 million.

■ The number of displays installed on our commercial location network in our directly operated cities increased to 45,049 as of December 31, 2005 from 34,079 as of September 30, 2005.

■ The number of 30-second equivalent time slots sold was 4,648 compared to 4,240 in the third quarter of 2005. Meanwhile, the number of 30-second equivalent time slots available for sale, or total network capacity, increased to 9,028 time slots from 8,348 in the third quarter 2005. Overall network utilization rate, or the number of 30-second equivalent time slots sold expressed as a percentage of the total number of 30-second equivalent time slots available, was 51.5%. Network utilization rate in Beijing, Shanghai, Guangzhou and Shenzhen (“Tier-I Cities”) was 98.9%, continuing to maintain a high level, while the average utilization rate in all other cities (“Tier-II Cities”) was 43.9%, up from 42.4% in the previous quarter.

■ Average advertising revenue per 30-second equivalent time slot (“ASP”) in the Tier-I Cities increased by 15.8% to $10,553 in the fourth quarter of 2005 from $9,115 in the third quarter of 2005. ASP from Tier-II Cities increased by 10.0% to $2,045 from $1,859 in the third quarter 2005. ASP for the entire network was $4,461, compared to $4,077 in the third quarter 2005.

●	In-store network ■	Advertising service revenue from our in-store network grew 82.9% quarter-over-quarter to $3.3 million.

■ The number of displays installed in our in-store network increased to 27,849 as of December 31, 2005 from 20,061 as of September 30, 2005.

■ The number of stores on our in-store network increased to 4,130, including 744 hypermarkets, 1,068 supermarkets and 2,318 convenience stores.

Highlights for the full year 2005:

■ ■	Total revenues were $68.2 million in 2005, compared to $29.2 million in 2004. Operating income was $22.8 million in 2005, compared to $13.0 million in 2004.

■ Net income was $23.5 million in 2005, compared to $0.4 million in 2004. Net income excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $24.7 million in 2005, compared to a loss of $10.0 million in 2004.

■ Fully diluted earnings per ADS for 2005 was $0.65, compared to a loss of $0.66 per ADS for 2004. Fully diluted earnings per ADS excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $0.68 in 2005.

Commenting on the fourth quarter and full year 2005 results, Chief Executive Officer Jason Jiang said: “We are very pleased to report a record result for the fourth quarter and the full year 2005. More importantly, the company has signed and completed a number of strategic acquisitions during this quarter. Through these acquisitions, the company has significantly solidified its position in the out-of-home advertising market as well as the new media market, and made a critical step forward towards our long-term objective of establishing China’s largest out-of-home multi-platform life-style media company. As advertisers globally are shifting from a media-centric advertising model to an audience-centric model, we believe our life-style media covering target audience’s daily out-of-home activities can increase advertising recall and therefore increase return on investment for our advertising clients.”

Daniel Wu, Focus Media’s Chief Financial Officer added, “After the consolidation of Focus Media and Target Media’s advertising networks, we will take steps to enhance the segmentation feature of our advertising network for our advertising clients. Focus Media commercial location network will consist of six dedicated advertising channels each to cover a specific audience demographic based on their particular life style. The office building networks from Focus Media and Target Media will be kept separate, namely Focus Media office building network and Target Media office building network, to meet the needs of advertisers targeting high-income office workers and business people in urban areas. Meanwhile, the company will consolidate the rest of the commercial locations from Focus Media and Target Media’s networks and setup new advertising channels, including Elite Channel (golf clubs and airport VIP lounge), Travel Channel (airport shuttle-bus, hotel, airport and airline), Fashion Channel (shopping mall, restaurant, Karaoke, bar etc.), and Healthcare Channel (drugstore and hospital). Target Media’s convenience store locations will be combined with Focus Media’s convenience store channel as part of our in-store network. Each of those channels will allow our advertising clients to selectively address a specific demographic of Chinese large urban consumers.”

Fourth Quarter 2005 Financial Results

For the fourth quarter 2005, Focus Media reported total revenues of $24.6 million, an increase of 109.1% compared to $11.8 million for the same period in 2004 and an increase of 26.4% compared to $19.5 million for the previous quarter. Advertising service revenue was $24.1 million for the quarter, up 117.0% from $11.1 million for the fourth quarter of 2004, and a 25.9% increase compared to $19.1 million for the third quarter of 2005.

For the commercial location network, advertising service revenue was $20.7 million for the fourth quarter, up 19.9% from $17.3 million for the previous quarter. The number of displays installed in the commercial location network in our directly operated cities increased to 45,049 compared to 34,079 at the end of the third quarter 2005. The total number of 30-second-equivalent time slots sold on our commercial location network in the fourth quarter was 4,648 compared to 4,240 during the previous quarter. Average advertising revenue per 30-second equivalent time slot (“ASP”) in the Tier-I Cities increased to $10,553 in the fourth quarter of 2005 from $9,115 in the third quarter of 2005. ASP from Tier-II cities increased to $2,045 from $1,859 in the third quarter 2005. The blended ASP for the entire network increased to $4,461 from $4,077 in the third quarter of 2005. The increase of ASP in this quarter is largely attributive to rate increases in 2005. The total network capacity of our commercial location network increased to 9,028 30-second equivalent time slots in the fourth quarter from 8,348 30-second equivalent time slots in the third quarter mainly due to the addition of new regional distributors and the acquisition of a regional distributor in the fourth quarter. Network utilization in our Tier-I Cities was 98.9% compared to 98.5% in the third quarter 2005, while the average utilization rate in our Tier-II Cities was 43.9% compared to 42.4% in the third quarter 2005. Overall network utilization rate increased to 51.5% compared to 50.8% in the third quarter of 2005 as our network capacity continues to increase.

Advertising service revenue from our in-store network in the fourth quarter was $3.3 million, up 82.9% from $1.8 million for the third quarter in 2005. As of December 31, 2005, our in-store network had expanded to 4,130 retail stores, including 744 hypermarkets, 1,068 supermarkets and 2,318 convenience stores. The number of displays installed in the in-store network increased to 27,849 compared to 20,061 as of September 30, 2005.

In the fourth quarter 2005, we added 327 new advertising clients, bringing the cumulative number of advertisers on the Focus Media networks to 1,543.

Gross profit for the fourth quarter of 2005 was $14.8 million, representing an increase of 29.0% compared to $11.5 million for the previous quarter and a 69.1% increase compared to $8.8 million for the corresponding period a year ago. Gross margin for the fourth quarter was 60.3%, up from 59.1% for the previous quarter. The gross margin of our commercial location business in the fourth quarter was 70.3%, as compared to 70.7% in the previous quarter.

Fourth-quarter operating expenses totaled $6.0 million, representing an 18.1% increase from $5.0 million in the third quarter of 2005. Operating expenses as a percentage of total revenues in the fourth quarter was 24.2%, compared to 25.9% in the previous quarter. General and administrative expenses in the fourth quarter were $2.6 million or 10.5% of total revenues, whereas selling and marketing expenses in the fourth quarter totaled $3.4 million or 13.7% of total revenues.

Net income for the fourth quarter of 2005 was $9.4 million, compared to a loss of $1.3 million for the same period in 2004. Sequentially, net income increased by 32.2% compared to net income of $7.1 million in the third quarter of 2005. Net margin in the fourth quarter of 2005 was 38.3%, up from 36.6% in the third quarter of 2005. Fully diluted net income per share for the fourth quarter of 2005 was $0.23, compared to $0.19 in the previous quarter. Net income excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) in Q4 2005 was $9.6 million, or $0.23 per fully diluted ADS.

Cash flow from operating activities was $11.5 million in the fourth quarter of 2005 compared to $3.0 million in the third quarter of 2005.

Full Year 2005 Results

For the full year 2005, Focus Media reported total revenues of $68.2 million, an increase of 133.6% compared to $29.2 million in 2004.

For the year ended December 31, 2005, advertising service revenue was $66.9 million, compared to $26.3 million for 2004. Operating profit in 2005 was $22.8 million, a 75.9% increase from $13.0 million in 2004.

Full-year net income in 2005 was $23.5 million, compared with $0.4 million in2004. Net income in 2005 excluding non-cash share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) was $24.7 million.

As of December 31, 2005, the Company had cash and cash equivalents of $36.7 million.

By the end of December 31, 2005, the company has 2,321 employees, as compared with 938 as of December 31, 2004.

Other Recent Developments

In the fourth quarter of 2005, Focus Media signed up three new regional distributors in Xuzhou and Zhengjiang, Jiangsu province, and Yinchuan, Ningxia province, to develop local commercial location advertising networks. We also successfully established direct operation in Fuzhou, Fujian province, Jinan, Shandong province and Hefei, Anhui province through the acquisition of a former distributor and the establishment of new local entities. As of December 31, 2005, Focus Media’s commercial location network covered 58 cities in China, including 26 directly operated cities and 32 cites operated through our regional distributors.

On January 1, 2006, Focus Media entered into a share purchase agreement with Shenzhen E-Times Advertising Company and Skyvantage Group Limited, which owns and operates an in-elevator poster frame advertising network placed in commercial and residential buildings mainly in Shenzhen and Guangzhou, China. Shenzhen E-times’ poster frame network will be combined with Framedia’s existing poster frame networks.

On January 7, 2006, Focus Media entered into a definitive share purchase agreement to acquire the business of Target Media Holdings, its affiliated PRC entity Shanghai Target Media and its subsidiary Target Multi-Media, by purchasing 100% of the shares of Target Media Holdings from its shareholders. The acquisition was closed on February 28, 2006. Upon the closing of the Target Media acquisition, Focus Media appointed David Feng Yu, former CEO of Target Media as Focus Media’s president and co-chairman of the board and Daqing Qi, associate dean of Cheungkong Graduate School of Business, as an independent director of the board.

In January and February 2006, Focus Media and certain of its pre-IPO shareholders successfully completed a secondary offering. In this offering, including the greenshoe exercised by the underwriters, Focus Media issued 1,500,000 ADSs and its selling shareholders sold an additional 5,915,389 ADSs to the public.

BUSINESS OUTLOOK

The company estimates its total revenues for the first quarter 2006 to range from $28 million to $30 million. First quarter 2006 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions is expected to be between $8.7 million and $9.1 million.

The company expects its capital expenditure for 2006 to be approximately $20 million. In accordance with FAS No. 123R, the company estimates the total share-based compensation expenses in 2006 will be approximately $3.7 million based on the stock options that have been granted as of February 28, 2006

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and earning per fully diluted ADS, all excluding non-cash share-based compensation and amortization of intangible assets resulting from acquisitions. The company believes that the non-GAAP financial measures will provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the twelve-month periods of 2004 and 2005, respectively, in the attached financial statements.

The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media’s liquidity and when planning and forecasting future periods. The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollars, except share data)

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2005	2004	2005	2005	2004
	US$	US$	US$	US$	US$
GAAP net income (loss) attributable to ordinary shareholders	$9,425,193	$(1,775,222)	$7,132,039	$23,547,651	$(10,576,414)

Amortization of intangibles	127,435	61,595	119,599	437,837	77,443
Share-based compensation	80,102	306,150	99,810	726,502	488,711
Goodwill impairment	—	58,397	—	—	58,397
Non-GAAP net income (loss)	$9,632,730	$(1,349,080)	$7,351,448	$24,711,990	$(9,951,863)

Non-GAAP Income (loss) per ADR — basic	$0.25	$(0.09)	$0.21	$0.98	$(0.62)

Non-GAAP Income per ADR — diluted	$0.23	$(0.09)	$0.19	$0.68	$(0.62)

Shares used in calculated basic Non-GAAP income per ADR	37,830,600	14,909,356	34,929,638	25,212,854	16,099,860

Shares used in calculated diluted Non-GAAP income per ADR	41,222,491	28,682,547	37,950,853	36,317,292	16,099,860

Non-GAAP operating income

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2005	2004	2005	2005	2004
	US$	US$	US$	US$	US$
			$6,471,779
GAAP operating income	$8,898,004	$5,219,830	$7,132,039	$22,785,776	$12,953,177

Amortization of intangibles	127,435	61,595	119,599	437,837	77,443
Share-based compensation	80,102	306,150	99,810	726,502	488,711
Goodwill impairment	—	58,397	—	—	58,397
Non-GAAP operating income	$9,105,541	$5,645,972	$6,691,188	$23,950,115	$13,577,728

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the fourth-quarter and full year 2005 financial results and first-quarter 2006 business outlook at 8:00 p.m. Eastern Time on March 7, 2006 (5:00 p.m. Pacific time on March 7, 2006; 9:00 a.m. Beijing/Hong Kong time on March 8, 2006). The dial-in details for the live conference call are: U.S. Toll Free Number +1-800-299-7089, Hong Kong dial-in number +852-3002-1672, international dial-in number +1-617-801-9714; pass code 11619217.

A replay of the call will be available from March 7, 2006 until March 15, 2006 (US Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 22635455. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s largest out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays and the largest in-elevator poster frame network. Based on an audience-centric approach, Focus Media provides multi-platform media channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport shuttle buses, etc. As of December 31, 2005, Focus Media had over 72,898 display units in our commercial location network and in-store network and approximately 90,000 advertising poster frames throughout China. Over 1,543 international and domestic advertisers had placed advertisements through our networks as of December 31, 2005. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
	US$	US$
	(unaudited)	(note 3)
ASSETS
Current assets
Cash and cash equivalents	36,653,180	22,669,106
Investment in available-for-sale securities	34,835,850	—
Accounts receivables, net	22,235,408	6,619,949
Inventories	479,529	1,243,140
Prepaid expenses and other current assets	45,363,833	2,109,468
Amount due from related parties	2,073,329	2,740,032
Total current assets	141,641,129	35,381,695

Rental Deposits	11,819,095	1,606,378
Equipment, net	43,694,888	9,197,143
Acquired intangible assets, net	1,157,920	708,306
Goodwill	13,298,072	9,058,086
Long term investment	—	12,088
Deferred tax assets	742,914	450,963
Total assets	212,354,018	56,414,659

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term bank loans	991,301	—
Accounts payable	5,847,530	607,091
Accrued expenses & other current liabilities	11,746,902	6,591,435
Income taxes payable	2,108,071	1,435,486
Total current liabilities	20,693,804	8,634,012

Minority interest	245,563	80,692
Mezzanine equity
Series A Convertible redeemable preference shares	—	6,295,110
Series B Convertible redeemable preference shares	—	12,062,696
Series C-1 Convertible redeemable preference shares	—	34,915,350
Shareholders’ equity
Ordinary shares	18,916	7,124
Additional paid in capital	177,419,761	5,981,154
Deferred compensation charge	(246,569)	(969,959)
Retained earnings (accumulated deficit)	12,997,238	(10,550,414)
Accumulated other comprehensive loss	1,225,305	(41,106)
Total shareholders’ equity (deficiency)	191,414,651	(5,573,201)

Total liabilities, mezzanine equity and shareholders’ equity (deficiency)	212,354,108	56,414,659

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2005	2004	2005	2005	2004
	US$	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(note 3)
Revenues:
Gross Advertising Service Revenue:
Commercial locations
- Unrelated parties	$21,323,853	$8,783,983	$18,018,355	$62,632,982	$25,321,614
- Related parties	1,278,754	3,526,709	1,037,369	4,793,275	3,787,798
Total commercial locations	22,602,607	12,310,692	19,055,724	67,426,257	29,109,412

In-store network	3,619,177	—	2,000,893	5,993,190	—
Gross Advertising Services Revenue:	26,221,784	12,310,692	21,056,617	73,419,447	29,109,412
Less: Sales taxes£º
Commercial locations	1,867,573	1,228,244	1,769,023	5,991,497	2,788,233
In-store net work	301,828	—	187,515	524,271	—

Total sales taxes	2,169,401	1,228,244	1,956,538	6,515,768	2,788,233

Net Advertising Service Revenue	24,052,383	11,082,448	19,100,079	66,903,679	26,321,179
Add: Advertising Equipment Revenue:	552,820	683,021	366,403	1,325,234	2,888,720
Total revenues:	24,605,203	11,765,469	19,466,482	68,228,913	29,209,899

Cost of revenues:
Net advertising service cost
- Commercial locations	6,159,800	2,742,660	5,062,401	18,381,155	6,822,965
- In-store network	3,165,027	—	2,606,677	7,422,641	—
Net advertising equipment cost	431,602	241,031	284,987	975,747	1,934,331
Total cost of revenues	9,756,429	2,983,691	7,954,065	26,779,543	8,757,296
Gross profit	14,848,774	8,781,778	11,512,417	41,449,370	20,452,603
Operating expenses:
General and administrative (including share-based compensation of $80,102 and $306,152 for the three months ended December 31, 2005 and December 31, 2004, respectively)	2,585,189	2,005,627	2,337,658	9,163,163	4,015,024
Selling and marketing	3,365,581	1,497,924	2,702,980	9,500,431	3,426,005
Goodwill impairment loss	—	58,397	—	—	58,397
Total operating expenses	5,950,770	3,561,948	5,040,638	18,663,594	7,499,426

Income from operations	8,898,004	5,219,830	6,471,779	22,785,776	12,953,177
Interest income	939,746	4,528	791,491	1,761,909	9,739
Other income (expenses), net	(171,042)	(2,395)	8,017	(161,148)	(3,843)
Change in fair value of Series B convertible redeemable preferred shares	—	(8,525,616)	—	—	(11,692,287)

Income (loss) before tax and minority			7,271,287
interest	9,666,708	(3,303,653)	7,271,287	24,386,537	1,266,786
Income tax expense
- Current	(43,477)	(2,001,199)	312,511	715,117	828,962
- Deferred	246,863	78,588	(225,374)	(20,664)	78,588
Total income taxes	203,386	(1,922,611)	87,137	694,453	907,550

Profit (loss) before minority interests	9,463,322	(1,381,042)	7,184,150	23,692,084	359,236
Minority interests	38,129	55,133	52,111	144,433	13,516

Net income (loss)	$9,425,193	$(1,325,909)	$7,132,039	$23,547,651	$372,752
Deemed dividends on Series A convertible preferred shares	—	—	—	—	(8,308,411)
Deemed dividends on Series B convertible preferred shares	—	—	—	—	(2,191,442)
Deemed dividends on Series C-1 convertible redeemable preference shares	—	(13,356,087)	—	—	(13,356,087)
Premium of Series B convertible redeemable preference shares	—	12,906,774	—	—	12,906,774

Income (loss) attributable to ordinary shareholders	$9,425,193	$(1,775,222)	$7,132,039	$23,547,651	$(10,576,414)

Income (loss) per ADR — basic	$0.25	$(0.12)	$0.20	$0.93	$(0.66)

Income per ADR — diluted	$0.23	$(0.12) 0.25	$0.19	$0.65	$(0.66)

Shares used in calculated basic income per ADR	37,830,600	14,909,356	34,929,638	25,212,854	16,099,860

Shares used in calculated diluted income per ADR	41,222,491	28,682,547	37,950,853	36,317,292	16,099,860

FOCUS MEDIA HOLDING LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	For the year ended December 31
	2005	2004
	(unaudited)	(note 3)

Operating activities:
Income (loss) attributable to holders of ordinary shares	$23,547,651	$(10,576,414)
Deemed dividend on Series A convertible redeemable preference shares	—	8,308,411
Deemed dividend on Series B convertible redeemable preference shares	—	2,191,442
Deemed dividend on Series C-1 convertible redeemable preference shares	—	13,356,087
Premium relating to Series B convertible redeemable preference shares	—	(12,906,774)

Net income	23,547,651	372,752

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	144,433	(13,516)
Bad debt provision	235,604	173,837
Share based compensation	726,502	488,711
Depreciation and amortization	4,927,016	923,163
Loss on disposal of equipment	—	22,470
Change in fair value of derivative liability	—	11,692,287
Goodwill impairment	—	58,397

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(15,757,053)	(4,525,148)
Inventory	(408,223)	(1,030,529)
Prepaid expenses and other current assets	(2,347,426)	(1,740,427)
Amounts due from related parties	666,703	(2,487,456)
Accounts payable	5,007,564	(1,609,816)
Amounts due to related parties	—	(2,322,276)
Income taxes payable	672,585	825,100
Deferred taxes assets	(20,664)	78,586
Accrued expenses and other current liabilities	3,950,904	4,174,214

Net cash provided by operating activities	$21,345,596	$5,080,349

Investing activities:
Purchase of equipment	$(36,765,294)	$(6,373,124)
Rental deposits	(10,076,230)	(1,035,474)
Purchase of subsidiaries, net of cash acquired	(4,982,523)	(4,697,378)
Prepayment to acquire subsidiaries	(40,919,530)	—
Investment in available-for-sale securities	(35,000,000)	—

	(unaudited)	(note 3)
Net cash used in investing activities	(127,743,577)	$(12,105,976)

Financing activities:
Repayment of short-term loan from a shareholder	—	(500,000)
Proceeds from issuance of Series B convertible redeemable preference shares (net of issuance costs of $437,304)	—	12,062,696
Proceeds from issuance of Series C-2 convertible redeemable preference shares (net of issuance costs of $85,000)	—	17,415,000
Proceeds from short-term bank loans	991,301	—
Proceeds from issuance of ordinary shares upon initial public offering, net of issuance cost of $13,703,370	118,174,130	—
Capital injection from minority shareholders	3,089	—

Net cash provided by financing activities	$119,168,520	$28,977,696

Effect of exchange rate changes	$1,213,535	$649

Net increase in cash and cash equivalents	$13,984,074	$21,952,718
Cash and cash equivalents, beginning of year	22,669,106	716,388

Cash and cash equivalents, end of year	$36,653,180	$22,669,106

Supplemental disclosure of cash flow information Income taxes paid	$94,391	$738

Interest paid	$11,581	$—

Supplemental disclosures of non-cash investing activity:

Acquisition of subsidiaries:
Value of ordinary shares issued	$—	$4,484,798
Cash consideration	5,152,147	5,402,980
Accounts payable	—	538,860
Assets acquired (including intangible assets of $898,403 and goodwill of $4,291,377)	$5,176,211	$11,786,572

Non-cash financing activities:
Reclassification of ordinary shares to Series A convertible redeemable preference shares	$—	$9,360,000

Reclassification of Series A convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$3,064,890

Reclassification of Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$976,955

Notes:

Note 1: Note 2:	Basic income (loss)
per ADR is computed
by dividing income
(loss) attributable
to holders of
ordinary shares by
the weighted
average number of
ADR outstanding
during the
year/period.
Diluted income
The conversion
of Renminbi (“RMB”)
amounts into USD
amounts is based on
the rate of USD1 =
Rmb8.0702 on
December 31, 2005.	per ADR reflects the potential dilution that could occur if securities or other contracts to issue ADR were excised or converted into ADR.

Note 3: The financial information for the year ended and as of December 31, 2004 is derived from the audited financial statements for the year ended and as of December 31, 2004 filed on Form F-1.

Non-GAAP net income

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2005	2004	2005	2005	2004
	US$	US$	US$	US$	US$
GAAP net income (loss) attributable to ordinary shareholders	$9,425,193	$(1,775,222)	$7,132,039	$23,547,651	$(10,576,414)

Amortization of intangibles	127,435	61,595	119,599	437,837	77,443
Share-based compensation	80,102	306,150	99,810	726,502	488,711
Goodwill impairment	—	58,397	—	—	58,397
Non-GAAP net income (loss)	$9,632,730	$(1,349,080)	$7,351,448	$24,711,990	$(9,951,863)

Income (loss) per ADR — basic	$0.25	$(0.09)	$0.21	$0.98	$(0.62)

Income per ADR — diluted	$0.23	$(0.09)	$0.19	$0.68	$(0.62)

Shares used in calculated basic income per ADR	37,830,600	14,909,356	34,929,638	25,212,854	16,099,860

Shares used in calculated diluted income per ADR	41,222,491	28,682,547	37,950,853	36,317,292	16,099,860

Non-GAAP operating income

	For the three months ended			For the year ended
	December 31,		September 30,	December 31,
	2005	2004	2005	2005	2004
	US$	US$	US$	US$	US$
			$6,471,779
GAAP operating income	$8,898,004	$5,219,830	$7,132,039	$22,785,776	$12,953,177

Amortization of intangibles	127,435	61,595	119,599	437,837	77,443
Share-based compensation	80,102	306,150	99,810	726,502	488,711
Goodwill impairment	—	58,397	—	—	58,397
Non-GAAP operating income	$9,105,541	$5,645,972	$6,691,188	$23,950,115	$13,577,728